AMENDED AND RESTATED

LIMITED LIABILITY COMPANY AGREEMENT

OF

GLOBAL RESTAURANT MANAGEMENT LLC

DATED FEBRUARY 14, 2018

THE MEMBERSHIP INTERESTS DESCRIBED IN THIS AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY JURISDICTION. THESE MEMBERSHIP INTERESTS MAY NOT BE SOLD OR OTHERWISE DISPOSED OF, OR OFFERED FOR SALE OR OTHER DISPOSITION, UNLESS A REGISTRATION STATEMENT UNDER THOSE LAWS WITH RESPECT TO THE MEMBERSHIP INTERESTS IS THEN IN EFFECT, OR AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THOSE LAWS IS THEN APPLICABLE TO THE MEMBERSHIP INTERESTS, AND UNLESS THE PROVISIONS OF ARTICLE IX OF THIS AGREEMENT ARE SATISFIED.

AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT of Global Restaurant Management LLC (the Company), dated as of February 14, 2018

AMONG:

(1) Christopher Wynne (the **Founder**),

(2) Great 8 Holdings, LLC, a limited liability company existing under the laws of Cyprus (**Great 8**), and

(3) Those individuals and business entities listed on the signature pages attached hereto (each, an **IGroup Member** and collectively, the **IGroup Members**).

WHEREAS:

(A) The Company was formed under the laws of the State of Delaware on May 10, 2012;

(B) The Company is currently governed by that certain Amended and Restated Limited Liability Company Agreement of the Company dated as of November 10, 2017 (the **Prior Agreement**);

(C) Prior to the execution and delivery of this Agreement, the Company the IGroup Members entered into a Subscription Agreement pursuant to which the IGroup Members will make an aggregate equity investment of up to $7,000,000 in the Company in exchange for up to a 19.62% Membership Percentage in the Company (the **IGroup Members**) in one or more tranches, as more fully set forth in the Subscription Agreement (the **IGroup Subscription Agreement**);

(D) The parties hereto desire to amend and restate the Prior Agreement in its entirety to, among other things, reflect the investment of the IGroup Members in the Company and provide for certain agreements with respect to the management, financial arrangements and operations of the Company;

(E) The Company is party to the PJ Western Shareholders Agreement which governs the Company's beneficial ownership interest in PJ Western; and

(F) Pursuant to the PJ Western Shareholders Agreement, the Company has the right to appoint three directors to the PJ Western board of directors and the Members shall have the right to appoint such directors in accordance with Section 2.9 below.

NOW, THEREFORE in consideration of the premises and the mutual agreements herein, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto, intending to be legally bound by the terms hereof applicable to each of them, hereby agree as follows:

1. DEFINITIONS

1.1 Definitions

When used herein, the following terms have the following meanings:

Act means the Delaware Limited Liability Company Act as in effect from time to time, or any successor statute.

Affiliate means, with respect to any Person, any other Person directly or indirectly, through one or more intermediaries, Controlling or Controlled by or under common Control with such Person.

Agreement means this Limited Liability Company Agreement as it may be amended, supplemented or otherwise modified from time to time.

Applicant has the meaning assigned to that term in Section 9.3(b).

Business means the business conducted by the Company, as such businesses may be expanded or otherwise changed from time to time by the Company pursuant to the terms hereof.

Business Day means a day that is not a Saturday, Sunday or other day on which banking institutions in the State of New York are authorized or required by law, regulation or executive order to be closed.

Capital Account has the meaning assigned to that term in Section 5.1.

Capital Call shall have the meaning assigned to that term in Section 3.1(b).

Capital Call Notice shall have the meaning assigned to that term in Section 3.1(b).

Certificate of Formation means the Certificate of Formation of the Company as filed with the Secretary of State of the State of Delaware on May 10, 2012, as the same may be amended, modified or otherwise supplemented from time to time in accordance with the terms hereof.

Code means the Internal Revenue Code of 1986, as amended from time to time.

Company has the meaning assigned to that term in the preamble.

Contributing Member has the meaning assigned to that term in Section 3.1(d).

Control means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of voting securities or general partnership or managing member interests, by contract or otherwise, and **Controlling** and **Controlled** shall have meanings correlative thereto. Without limiting the generality of the foregoing, a Person shall be deemed to Control any other Person in which it owns, directly or indirectly, a majority of the ownership interests or a majority of all outstanding voting stock of such Person.

Failed Contribution has the meaning assigned to that term in Section 3.1(d).

Founder has the meaning assigned to that term in the preamble.

Founder Membership Interest means the Membership Percentage owned by the Founder as set forth in Exhibit A.

Funded Portion has the meaning assigned to that term in Section 3.1(e).

Great 8 Membership Interest means the Membership Percentage owned by Great 8 as set forth in Exhibit A.

IGroup Members has the meaning given to this term in the preamble.

IGroup Membership Interest means the Membership Percentage owned collectively by the IGroup Members as set forth in Exhibit A.

IGroup Subscription Agreement has the meaning assigned to that term in the preamble.

Interest means the interest of a Member in the Company at any particular time, including the right of such Member to any and all benefits to which such Member may be entitled as provided in this Agreement, together with the obligations of such Member to comply with all the terms and provisions of this Agreement.

Manager has the meaning assigned to that term in Section 6.1.

Member Nonrecourse Debt means any Company liability (or portion thereof) that is a "partner nonrecourse debt" within the meaning of Treasury Regulation Section 1.704-2(b)(4).

Members means the Founder, the IGroup Members, Great 8 and any Persons admitted as additional or substitute Members of the Company pursuant to Section 9.1.

Membership Percentages means, with respect to each Member, such Member's ownership Interest in the Company, expressed as a percentage as set forth in Exhibit A.

Net Losses has the meaning assigned to that term in Section 5.3.

Net Profits has the meaning assigned to that term in Section 5.3.

Non-Contributing Member shall have the meaning assigned to that term in Section 3.1(d).

Nonselling Member has the meaning assigned to that term in Section 9.3.

Offer Notification has the meaning assigned to that term in Section 9.3(a).

Offer Period has the meaning assigned to that term in Section 9.3(b).

Person means any individual, corporation, partnership, joint venture, limited liability company, limited liability partnership, association, joint-stock company, trust, unincorporated organization or other organization, whether or not a legal entity, and any governmental authority.

PJ Western means PJ Western Retail Investments Limited.

PJ Western Shareholders Agreement means that shareholders agreement by and between BV Investments Holding Limited, the Company, CapMan Russia Fund L.P., and Christopher Wynne.

Sale Units has the meaning assigned to that term in Section 9.3(a).

Section 704(c) Property means any property that is contributed to the Company at a time when its adjusted tax basis differs from its fair market value and any Company property that is the subject of a revaluation pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(f) at a time when its adjusted tax basis differs from its fair market value.

Selling Member has the meaning assigned to that term in Section 9.3.

Subscription Agreement has the meaning assigned to that term in the preamble.

Third Party Offer has the meaning assigned to that term in Section 9.3.

Transfer means, with respect to any item of property, any direct or indirect sale, assignment, disposition of or other transfer, pledge or encumbrance of such item, and **Transferred** has a meaning correlative to the foregoing.

1.2 **Definitions Generally**

Definitions in this Agreement apply equally to both the singular and plural forms of the defined terms. The words "include" and "including" shall be deemed to be followed by the phrase "without limitation" when such phrase does not otherwise appear. The terms "herein", "hereof" and "hereunder" and other words of similar import refer to this Agreement as a whole and not to any particular section, paragraph or subdivision. The article and section titles appear as a matter of convenience only and shall not affect the interpretation of this Agreement. All article, section, paragraph, clause, exhibit or schedule references not attributed to a particular document shall be references to such parts of this Agreement. The preamble and recitals (or "whereas" clauses) are incorporated herein by reference and constitute binding terms of this Agreement.

2. GENERAL PROVISIONS

2.1 **Formation**

The Company was formed as a limited liability company pursuant to the provisions of the Act by the filing of the Certificate of Formation with the Secretary of State of the State of Delaware on May 10, 2012. Each member hereby adopts, confirms and ratifies the Certificate of Formation and all acts taken in connection therewith.

2.2 **Name**

The name of the Company is "Global Restaurant Management LLC". The Manager may change the name of the Company or adopt such trade or fictitious names as it may determine with the approval of the Members.

2.3 **Term**

The term of the Company began on May 10, 2012 and shall continue in perpetuity or until terminated in accordance with the terms hereof.

2.4 **Purpose**

The purpose of the Company is to manage and maintain the Company's beneficial ownership interest in PJ Western.

2.5 **Registered Office/Agent**

The registered office of the Company in the State of Delaware is 800 Delaware Avenue, Wilmington, DE 19801, United States. The name and address of the registered agent of the Company for service of process on the Company in the State of Delaware is Delaware Corporations LLC, 1000 N. West St., Ste. 1501, Wilmington, DE, 19801, United States.

2.6 **Principal Office**

The Company's principal place of business will be c/o Christopher S. Van Riet, 5804 Bayou Glen Road, Houston, TX, 77057-1404, United States, Telephone: +1 (713) 205 1584, Email: chris.vanriet@radiusrussia.com, with a copy to Thomas R. Karsten, 4004 Harris Place, Alexandria, VA 22304-1720, United States, Telephone: +1 (571) 405 0963, Email: tom.karsten@radiusrussia.com or such other address as the Manager shall specify from time to time by written notice to the Members.

2.7 **Members**

The addresses of the Members are as set forth in Exhibit A attached hereto.

2.8 **Member's Voting Rights**

Except as expressly provided in this Agreement, each Member shall have all of the voting rights provided in the Act.

2.9 **PJ Western Shareholders Agreement**

(a) Pursuant to the PJ Western Shareholders Agreement, the Company has the right to appoint three directors to the PJ Western board of directors (each, a **PJ Western Director**). The Founder, Great 8 and the IGroup Members, acting as a whole, shall each have the right to appoint one PJ Western Director (with the PJ Western Director appointed by the Founder being the "**Founder Appointed Director**", the PJ Western Director appointed by Great 8 being the "**Great 8 Appointed Director**" and the PJ Western Director appointed by the IGroup Members being the "**IGroup Member Appointed Director**"). The initial IGroup Member Appointed Director shall be Christopher Van Riet and he shall serve as the IGroup Member Appointed Director until such time as he may resign in writing.

(b) The unanimous consent of each of the Founder Appointed Director, the Great 8 Appointed Director and the IGroup Member Appointed Director shall be required prior to an affirmative vote of the Company (or of any PJ Western Director appointed by the Company) for any of the following actions to be taken by PJ Western or the PJ Western board of directors (and, barring such unanimous approval, any vote by or on behalf of the Company in respect of the following actions shall be a negative vote):

(i) the winding up, liquidation or dissolution of PJ Western;

(ii) any borrowings that results in net debt of PJ Western greater than 4x consolidated EBITDA of the previous year as stated in the audited (or management prepared financial statements should the audited financial statements for the previous year not be completed); and

(iii) related party transactions.

(c) For all other matters to be voted on by the PJ Western Directors, the IGroup Members and Great 8 shall cause each of the directors appointed by them to vote at the reasonable direction of the Founder.

(d) Notwithstanding the foregoing, all rights and obligations of the Members described in this Agreement pursuant to the PJ Western Shareholders Agreement shall terminate upon the termination of the PJ Western Shareholders Agreement in accordance with its terms.

3. CAPITAL CONTRIBUTIONS

3.1 Capital Contributions

(a) Pursuant to the Subscription Agreements, each of the Members will make a capital contribution (the **Subscription Capital Contributions**) as set forth in the Subscription Agreements in exchange for their respective Interests.

(b) Upon the consent and approval of a majority of the Members, the Manager shall have the right to make cash capital calls (each, a **Capital Call**) from time to time for purposes of further investment in PJ Western or in order to satisfy the reasonable administrative and other costs of maintaining the Company. The Members will make such additional capital contributions to the Company pro rata in accordance with their respective Membership Percentage. No Capital Call shall be made for any reason other than the foregoing, without the unanimous consent and approval of each of the Members, including the unanimous consent of each of the IGroup Members. In the event such a Capital Call is made, the Manager shall promptly cause a written notice to be delivered to each of the Members describing the amount and nature of the Capital Call and setting forth each Member's pro rata portion of such Capital Call (the **Capital Call Notice**).

(c) Each Member shall, within sixty (60) days after the receipt of a Capital Call Notice, contribute to the capital of the Company an amount in cash equal to such Member's pro rata share (based on such Member's Membership Percentage at the time of such Capital Call) of such Capital Call. The proceeds of each Capital Call shall be applied to the purposes set forth in the Capital Call Notice.

(d) If any Member shall fail to make all or any portion of any Capital Contribution required by a Capital Call in the amount and within the time period specified in the Capital Call Notice (a **Non-Contributing Member**) the Manager shall give prompt notice to all Members of such failure and the amount of the Capital Contribution not funded by the Non-Contributing Member (the **Failed Contribution**), and any Member that has met its own obligations with respect to such Capital Call may fund all or part of such Failed Contribution (each such funding member being a **Contributing Member**). If more than one Member desires to be a Contributing Member and such Contributing Members desire to fund together more than the aggregate amount of the Failed Contribution, each such Contributing Member shall have the right to fund the Failed Contribution pro rata in proportion to the relative Membership Percentages of such Contributing Members. If, after giving effect to the preceding sentence, any amount of such Failed Contribution remains unfunded, (i) in the event more than one Contributing Member elects to fund any additional amount of such Failed Contribution, such Contributing Members may elect to fund any such remaining amount of the Failed Contribution on a pro rata basis or (ii) in the event only one Contributing Member is willing to fund any remaining portion of the Failed Contribution, such Contributing Member may fund the entire amount of the Failed Contribution remaining unfunded. The provisions of the preceding sentences shall continue to apply until either (i) the entire Failed Contribution has been funded by Contributing Members or (ii) until no Contributing Member is willing to fund any further amount of such Failed Contribution.

(e) The portion of the Failed Contribution funded by such Contributing Member (the **Funded Portion**) shall be treated as a Capital Contribution by any such Contributing Member. Any such failure by a Non-Contributing Member to make a Capital Contribution in respect of a

Capital Call shall result in the dilution of the Membership Percentage of the Non-Contributing member as set forth below. Notwithstanding anything to the contrary contained herein, any failure by a Non-Contributing member to make a Capital Contribution in respect of a Capital Call shall not be a breach of this Agreement, the dilution of the Non-Contributing Member's Membership Percentage shall be the sole and exclusive remedy of the Company and the other Members with respect to such failure, and the Non-Contributing Member shall have no other or further obligation in connection with the Failed Contribution.

(f) Whenever there occurs a Failed Contribution, regardless of whether another Member elects to make a Capital Contribution in place of a Non-Contributing Member, the final Membership Percentage of each Member, after the Capital Call, any Failed Contributions and any Funded Portions, shall be determined in accordance with a formula, the numerator of which is: (i) the Member's Membership Percentage in the Company immediately prior to the Capital Call, times (ii) the aggregate amount of all Capital Contributions contributed by all of the Members, before giving effect to the Capital Call, plus (iii) the Capital Contribution, if any, made by the Member in connection with the Capital Call, plus (iv) the Funded Portion, if any, contributed by the Member in respect of the Capital Call; and the denominator of which is (x) the aggregate amount of all Capital Contributions contributed by all of the Members, before giving effect to the Capital Call, plus (y) the aggregate Capital Call less aggregate Failed Contributions, plus (z) the aggregate of all Funded Portions funded by the Contributing Members in connection with the Capital Call.

(g) In the event that a Member's Membership Percentage changes as a result of the application of Section 3.1(f), such change shall be reflected as (i) in the case of each Non-Contributing Member, a decrease in the number of Interests held by such Non-Contributing Member, and (ii) in the case of each Contributing Member, an increase (pro rata in proportion to the amounts funded by each Contributing Member) in the number of Interests held by such Contributing Member.

3.2 **Withdrawals, Interest and Capital Accounts**

No member shall have the right to withdraw any part of its capital contribution or to receive any distribution except in accordance with the provisions of this Agreement. No interest shall be paid on any capital contribution to the Company except as may be set forth in this Agreement. A member shall not have any obligation to the Company or to any other Member to restore any negative balance in the Capital Account of such Member.

4. DISTRIBUTIONS

4.1 **Distributions**

The Company will make cash distributions to the Members in accordance with their Membership Percentages at such times and in such amounts as the Manager shall determine in its sole discretion. Notwithstanding the foregoing, the Manager shall distribute all economic benefits from the Company's investment in PJ Western, less reasonable administrative and other costs of maintaining the Company as determined by the Manager. The Manager acknowledges that time is of the essence as regards to the flow-through of all economic benefits from the Company's investment in PJ Western.

4.2 **Distributions in Kind**

The Company shall not distribute any assets in kind unless approved by all of the Members. Such property distributions shall be distributed based upon their fair market value in the same proportions as if cash were distributed. If cash and property in kind are to be distributed simultaneously, the Company shall distribute such cash and property in kind in the same proportion to each Member, unless otherwise agreed by the Members.

4.3 **Tax Withholding**

Notwithstanding any provision herein to the contrary, the Manager may take any and all actions that it determines to be necessary or appropriate to ensure that the Company satisfies any and all withholding and tax payment obligations under Sections 1441, 1445 or 1446 of the Code or any other provision of the Code or other applicable law. Without limiting the generality of the foregoing, the Manager may withhold any amount of taxes that it determines is required to be withheld from amounts otherwise distributable to any Member pursuant to this Article 4; provided, however, that such amount shall be deemed to have been distributed to such Member for purposes of applying this Agreement.

5. ALLOCATIONS AND OTHER TAX MATTERS

5.1 **Capital Accounts**

(a) There shall be established for each Member on the books of the Company an account (a **Capital Account**) to be maintained pursuant to this Agreement. The Capital Account of each Member shall be credited with (i) the amount of all cash contributed by a Member to the Company, (ii) the fair market value of any property contributed to the Company (net of any liabilities secured by such property that the Company is considered to assume or take subject to under Section 752 of the Code) and (iii) the amount of any Net Profits (or items of income) allocated to a Member pursuant to Section 5.2, and shall be decreased by (a) the amount of any cash distributed to a Member by the Company, (b) the fair market value of any property distributed to a Member by the Company (net of any liabilities secured by such distributed property that such Member is considered to assume or take subject to under Section 752 of the Code), (c) the amount of any expenditure of the Company described in Section 705(a)(2)(B) of the Code (or treated as a Section 705(a)(2)(B) expenditure for purposes of Section 704(b) of the Code) that is allocable to a Member and (d) the amount of any Net Losses (or item of loss or deduction) allocated to a Member pursuant to Section 5.2. The Capital Accounts of the Members shall also be adjusted appropriately for their respective shares of any other adjustment required under Treasury Regulation Sections 1.704-1(b) and 1.704-2.

(b) In the event that any Interest in the Company is Transferred, the transferee of such Interest shall succeed to the pro rata portion of the transferor's Capital Account attributable to such Interest.

(c) Upon the occurrence of any event specified in Treasury Regulation Section 1.704-1(b)(2)(iv)(f), the Manager may cause the Capital Accounts of the Members to be adjusted to reflect the fair market value of the Company's property at such time, as provided in such regulation.

5.2 **Allocation of Net Profits and Net Losses**

(a) Subject to Section 5.2(b), the Net Profits and Net Losses of the Company for each taxable year shall be allocated among the Members pro rata in proportion to their respective Membership Percentages.

(b) Notwithstanding Section 5.2(a), special allocations of Net Profits, Net Losses or specific items of income, gain, loss or deduction may be required for any taxable year as follows:

(i) The Company shall allocate items of Company income and gain among the Members at such times and in such amounts as necessary to satisfy the minimum gain chargeback requirements of Treasury Regulation Sections 1.704-2(f) and 1.704-2(i)(4).

(ii) Any deductions attributable to Member Nonrecourse Debt shall be allocated among the Members that bear the economic risk of loss for such Member Nonrecourse Debt in accordance with the ratios in which such Members share such economic risk of loss and in a manner consistent with the requirements of Treasury Regulation Sections 1.704-2(c), 1.704-2(i)(2) and 1.704-2(j) (1).

(iii) The Company shall specially allocate Net Losses and items of income and gain when and to the extent required to satisfy the "qualified income offset" requirement within the meaning of Treasury Regulation Section 1.704-1(b)(2)(ii)(d).

(iv) During the taxable year in which a liquidation occurs, the Company shall allocate Net Profits or Net Losses and any other item allocable to such taxable year such that the balance in each Member's Capital Account equals the amount to be distributed to that Member pursuant to Section 11.2(b).

(v) In the event a Member's contribution to the Company causes any Member to recognize income for Federal income tax purposes, the entire amount of any deductions associated with such contribution shall be allocated to the Member that recognizes income or, if more than one Member recognizes income as a result of such contributions to the Company, shall be allocated proportionately based upon the amount of income so recognized by each Member.

5.3 **Definition of Net Profits and Net Losses**

The "Net Profits" or "Net Losses" of the Company, as appropriate, shall be the taxable income or tax loss of the Company as determined for Federal income tax purposes for a given taxable year, taking into account any separately stated items, increased by the amount of any tax exempt income of the Company during such taxable year and decreased by the amount of any Code Section 705(a)(2)(B) expenditures (within the meaning of Treasury Regulation Section 1.704-1(b)(2)(iv)(i)) of the Company during such taxable year; provided, however, that items of income, gain, loss and deduction attributable to Section 704(c) Property shall be determined in accordance with the principles of Treasury Regulation Section 1.704-1(b)(2)(iv)(g).

5.4 **Federal Income Tax Allocations**

Section 5.2 provides for the allocation of Net Profits and Net Losses for accounting and Capital Account maintenance purposes. The Company's ordinary income and losses and capital gains and losses as determined for Federal income tax purposes (and each item of income, gain, loss or deduction entering into the computation thereof) shall be allocated to the Members in the same proportions as the corresponding "book" items are allocated pursuant to the preceding provisions of this Article 5; provided, however, that items of income, gain, loss and deduction relating to Section 704(c) Property shall be allocated in accordance with Section 704(c)(1)(A) of the Code and the Treasury Regulations thereunder. Items described in this Section shall neither be credited nor charged to the Members' Capital Accounts.

5.5 **Elections**

(a) The Manager shall cause the Company to make an election under Section 754 of the Code upon receipt of a written request therefor from any transferee of an Interest permitted hereunder.

(b) The Members intend that the Company be treated as a partnership for Federal income tax purposes. Accordingly, neither the Manager nor any Member shall file any election on behalf of the Company that is inconsistent with that intent.

(c) Except as otherwise expressly provided herein, any tax elections required or permitted to be made by the Company under the Code or otherwise shall be made in such manner as may be reasonably determined by the Manager.

5.6 **Fiscal Year**

The fiscal year of the Company shall end on the last day of December of each year.

5.7 **Tax Matters Partner**

Founder, or such other Member as shall be designated by a majority in Membership Percentage, shall be the "tax matters partner" of the Company within the meaning of Section 6231(a)(7) of the Code and shall act in any similar capacity under state or local tax law. The designated Member shall keep each other Member fully informed regarding matters for which it is responsible while acting in such capacity. The designated Member shall perform only ministerial duties in its capacity as "tax matters partner" and shall not take any material action in such capacity without the consent of the Manager. All reasonable expenses incurred by the "tax matters partner" while acting in such capacity shall be paid or reimbursed by the Company.

5.8 **Other Tax Matters**

The Members agree to treat contributions made pursuant to the Subscription Agreements as governed by Section 721 of the Code, unless a final determination (which shall include the execution of a Form 870-AD or successor form) requires a different treatment for U.S. Federal income tax purposes. In the event that any taxing authority contests such agreed treatment of the contributions or the treatment of any other item as agreed to by the Members, a Member receiving notice of such contest from such taxing authority shall promptly give written notice of such contest to each other Member. Such other Members may, at their own expense, participate in the defense of such contest. The Members shall reasonably cooperate in defending any such contest, and no

Member shall settle or otherwise compromise such a contest without the written consent of the other Members (which shall not be unreasonably delayed or withheld). In the event of a Member's refusal to consent to a settlement, such Member shall, to the extent permitted by law, assume control of the defense of such contest, and such Member shall bear any legal fees incurred by such Member in undertaking such defense to the extent incurred after the assumption.

6. MANAGEMENT

6.1 **Manager.** Mr. Christopher Wynne is hereby designated to serve as manager of the Company (the **Manager**) commencing on the date hereof. The Manager may, but need not, be a member of the Company.

6.2 **Powers of the Manager; Attorneys-in-Fact**

(a) Except for instances in which the vote, consent or approval of the Members is expressly required by the Act or this Agreement, the Manager shall have full, complete and exclusive authority, power and discretion to manage and control the business, property and affairs of the Company, to make all decisions regarding those matters and to perform any and all other acts and activities customary or incident to the management of the Company's business, properties and affairs. Notwithstanding the foregoing, the Manager may not, without the consent of each of the Members:

(i) do any act in contravention of this Agreement;

(ii) do any act that would make it impossible to carry on the ordinary business of the Company;

(iii) confess a judgment against the Company; or

(iv) possess property of the Company or assign the rights of the Company in specific property for other than a Company related purpose.

6.3 **Removal.** The Manager may be removed at any time, with or without cause, by the written consent of each of the Members. Upon the removal of the Manager, the Members shall appoint a successor manager who will succeed to all of the rights and obligations of the Manager hereunder.

6.4 **Matters Requiring the Consent of All Members**

(a) Each of the Founder, Great 8 and the IGroup Members, acting as a whole, shall designate one individual who will be authorized to act on behalf of such Members in connection with consents or approvals necessary or appropriate pursuant to the terms of this Agreement (each, an **Authorized Representative**); provided that all such acts by the Authorized Representatives on behalf of the Members shall be made in writing. Each Authorized Representative agrees to give any consent or approval required pursuant to the terms of this Agreement, or to indicate that such consent or approval will not be given, within 30 days of written request by another Member or the Company. In accordance with Section 1.3(c) of the Subscription Agreement, the IGroup Members have designated Christopher Van Riet as the IGroup Authorized Representative.

(b) Unless specified otherwise, each provision of this Agreement that requires the vote, consent or approval of the Members acting individually and not through their respective

Authorized Representative shall require the vote, consent or approval of each individual Member, except that the vote, consent or approval of each of the IGroup Members shall be deemed given upon the vote, consent or approval of the holders of a majority of the IGroup Membership Interest unless expressly stated to the contrary herein.

6.5 **Officers**

(a) The Company may employ or retain such persons as may be necessary or appropriate for the conduct of the Company's business, including permanent, temporary and part-time employees and attorneys, accountants, agents, consultants and contractors. The Manager may designate Members, employees and agents of the Company as officers of the Company, including, without limitation, designation of a President, one or more Vice Presidents, a Treasurer and a Secretary. Any officer designated by the Manager shall serve for such term as the Manager may determine, and may be removed with or without cause at any time by the Manager. Notwithstanding the powers, authority and discretion that officers, employees and agents of the Company may exercise in the name and on behalf of the Company, no such person shall be, become or be deemed a member of the Company by reason of the possession or exercise thereof, nor shall any such person have any personal liability for the debts or obligations of the Company.

7. DISPUTE RESOLUTION

7.1 **Negotiation**

(a) The Members shall attempt in good faith to resolve promptly any impasse on any issue before the Manager by referring such matters to negotiations between the Founder, Stephen W. Screnci or David Abrutyn representing Great 8 and Christopher Van Riet representing the IGroup Members, or any other senior representative of each of the Founder, Great 8 and the IGroup Members as shall be designated.

8. BOOKS AND RECORDS

8.1 **Books and Records**

The Manager shall keep or cause to be kept complete and accurate books of account and records with respect to the Company's business. The books of the Company shall at all times be maintained by the Manager. Each Member and its duly authorized representatives shall have the right to examine and copy the Company's books, records and documents during normal business hours. The Company's books or account shall be kept in accordance with generally accepted accounting principles, consistently applied. The Company's independent auditors shall be an independent public accounting firm selected by the Manager.

8.2 **Reports to Members; Budgets**

(a) Within 60 days after the end of each of the first three fiscal quarters of each year, the Company shall prepare and mail to the Members an unaudited report setting forth: (i) a balance sheet of the Company as of the end of such fiscal quarter, (ii) an income statement of the Company for such fiscal quarter, comparing actual results to the budget for such period, (iii) any quarterly business and financial reports provided to the Company by PJ Western pursuant to the PJ Western Shareholders Agreement and (iv) any other financial information provided to PJ Western shareholders.

(b) The Company shall use diligent efforts to prepare (or cause to be prepared) and mail to the Members, within 120 days after the end of each fiscal year, an audited report setting forth: (i) a balance sheet of the Company as of the end of such fiscal year, (ii) an income statement of the Company for such fiscal year, (iii) a statement of such Member's Capital Account as of the end of such fiscal year and (iv) the annual audit provided to the Company by PJ Western pursuant to the PJ Western Shareholders Agreement.

(c) The Company shall use reasonable efforts to prepare or cause the Company's independent accountants to prepare and transmit to each Member within 90 days following each calendar quarter a Federal income tax schedule and such other tax information as may be reasonably necessary to enable such member to prepare its Federal, state and local income tax returns as they relate to the Company for such fiscal year. The Company will provide estimates of the Company's taxable income as may be reasonably requested by any member in writing from time to time.

9. ADMISSION OF MEMBERS; TRANSFERS

9.1 **Admission of Substitute or Additional Members**

No substitute or additional Member shall be admitted to the Company without the prior written approval of each of the other Members. For the avoidance of doubt, the Founder, Great 8 and all IGroup Members expressly consent to the admission of the IGroup Members to the Company and the issuance of Interests in the Company to IGroup Members in connection with their anticipated equity investment in any tranche, and such admission and issuance of Interests to the IGroup Members shall not be subject to the restrictions on transfer or admission set forth in this Section 9 provided all such admissions take place within twelve months after the closing of Tranche 1 (as defined in the IGroup Subscription Agreement).

9.2 **Restrictions on Transfer**

(a) No Member shall Transfer its Interest in the Company except for Transfers in accordance with Sections 9.2(b). Any purported Transfer or all or any part of any Interest in the Company in violation of this Section 9.2(a) shall be null and void ab initio and of no force or effect.

(b) The Interest of a Member in the Company may be Transferred only in whole and not in part and may only be Transferred by a sale of such member's entire Interest in the Company. A Member may Transfer its Interest only pursuant to a sale after such Member has fully complied with the provisions of Section 9.3 with respect to such sale. Regardless of whether a Transfer of an Interest in the Company is permitted hereunder, such Transfer will not release the transferor from any liability under this Agreement, whether arising before or after such Transfer, unless and until the transferee is admitted as a Member of the Company in accordance with Section 9.1.

(c) Notwithstanding the foregoing, the Founder Membership Interest may only be transferred following the third (3rd) anniversary of the date hereof upon the prior written approval of each of the other Members. For purposes of this Section 9.2(c), approval of the IGroup Members shall mean the unanimous approval of each of the IGroup Members.

9.3 **Right of First Refusal**

(a) If at any time a Member shall desire to Transfer its Interest in the Company to a third party, then such Member (the **Selling Member**) shall obtain a bona fide written offer from an unaffiliated third party (a **Third Party Offer**) to purchase all, but not less than all, of the Interest of the Selling Member (the **Sale Units**). No Third Party Offer shall encompass or be conditioned upon the sale of any property other than all, but not less than all, the Interest of the Selling Member in the Company. If the Selling Member wishes to accept a Third Party Offer, it shall give a notice (an **Offer Notification**) to the other Members (the **Nonselling Members**) which shall include a copy of the Third Party Offer and shall set forth in reasonable detail the name and address of the proposed buyer, the identities of the proposed buyer's business principals, the nature of the proposed buyer's and its Affiliates' business, and the amount, terms and conditions of the sales price.

(b) Each of the Nonselling Members shall then have 30 days (the **Offer Period**) to apply to the Manager in writing to acquire all or some of the Sale Units at the price and on the terms and conditions set forth in such Third Party Offer; provided, however, that if any consideration to be paid to the Selling Member pursuant to the Third Party Offer is other than cash, the Nonselling Members shall have the option to pay either such non-cash consideration or the fair market value thereof in connection with exercising its right of first refusal hereunder. Such application from the Nonselling Members (each, an **Applicant**) shall state the number of Sale Units such Applicant desires to purchase, and shall provide a closing date no later than the later of 30 days after the date of such application and the closing date set forth in the Third Party Offer.

(c) If at the end of the Offer Period, the total number of Sale Units applied for is equal to or exceeds the total number of Sale Units, the Manager shall allocate the Sale Units to the Applicants in the proportion which each Applicant's Interests bears to the total number of Interests in the Company (excluding those held by the Selling Member). Fractional entitlements shall be rounded down to the nearest whole number (save where such rounding would result in not all of the Sale Units being allocated, in which case, the allocation of any such fractional entitlements among the Applicants shall be determined by the Manager). No allocation shall be made to an Applicant of more than the maximum number of Sale Units such Applicant stated it is willing to buy.

(d) If not all of the Sale Units are allocated following allocations in accordance with Section 9(c), but there are applications for the Sale Units that have not been satisfied, the Manager shall allocate the remaining Sale Units to such Applicants in accordance with the procedure set out in Section 9(c). The procedure set out in this Section 9(d) shall apply on any number of consecutive occasions until either all Sale Units have been allocated or all applications for Sale Units have been satisfied.

(e) If at the end of the Offer Period, the Manager has not received applications in respect of all the Sale Units, the Manager shall allocate the Sale Units to the Applicants in accordance with their applications. The balance of the Sale Units may be transferred to the unaffiliated third party buyer within 120 days after the Offer Notification at the price and on terms and conditions no less favorable to the Selling Member than those contained in the Third Party Offer.

10. EXCULPATION AND INDEMNIFICATION

10.1 Exculpation and Indemnification

(a) Neither the Manager, any Member, any person or entity acting as an officer or director for or on behalf of Company (including, without limitation, any person or entity appointed by the Founder, Great 8 or the IGroup Members to act as a PJ Western Director) or any employee or representative of Company (each, a **Company Indemnified Party** and together the **Company Indemnified Parties**) shall be liable to the Company or to any other Member for any losses, claims, damages or liabilities arising from, relating to, or in connection with, this Agreement or the business or affairs of the Company, except for any losses, claims, damages or liabilities as are determined by final judgment of a court or competent jurisdiction to have resulted from such Company Indemnified Party's gross negligence, willful misconduct or from the failure by such Company Indemnified Party as a Member to make a capital contribution required to be made by it pursuant to Article 3.

(b) The Company shall, to the fullest extent permitted by applicable law, indemnify and hold harmless each Company Indemnified Party against any losses, claims, damages or liabilities to which such Company Indemnified Party may become subject in connection with any matter arising from, relating to, or in connection with, this Agreement or the business or affairs of the Company, except for any losses, claims, damages or liabilities as are determined by final judgment of a court of competent jurisdiction to have resulted from such Company Indemnified Party's gross negligence, willful misconduct or from the failure by such Company Indemnified Party as a Member to make a capital contribution required to be made by it pursuant to Article 3. If any Company Indemnified Party becomes involved in any capacity in any action, proceeding or investigation in connection with any matter arising from, relating to, or in connection with this Agreement or the business or affairs of the Company, whether or not pending or threatened and whether or not the Company Indemnified Party is a party thereto, the Company will periodically reimburse such Company Indemnified Party for its actual legal and other expenses (including the cost of any investigation and preparation) incurred in connection therewith upon submission by such Company Indemnified Party of paid receipts or other evidence of such expenses satisfactory to the Company; provided, however, that such Company Indemnified Party shall promptly repay to the Company the amount of any such reimbursed expenses paid to it to the extent that it shall ultimately be determined that such Company Indemnified Party is not entitled to be indemnified by the Company in connection with such action, proceeding or investigation as provided in the exception contained in the immediately preceding sentence or the exception contained in paragraph (c) below. If for any reason (other than the gross negligence or willful misconduct of such Company Indemnified Party) the foregoing indemnification is unavailable to such Company Indemnified Party, or insufficient to hold it harmless, then the Company shall contribute to the amount paid or payable by such Company Indemnified Party as a result of such loss, claim, damage or liability in such proportion as is appropriate to reflect the relative benefits received by the Company on the one hand and such Company Indemnified Party on the other hand or, if such allocation is not permitted by applicable law, to reflect not only the relative benefits referred to above but also any other relevant equitable considerations.

(c) Notwithstanding anything else contained in this Agreement, the limitation of liability provision in paragraph (a) above and the reimbursement, indemnity and contribution obligations of the Company under paragraph (b) above shall not apply in the case of a breach by the Manager of any representation or warranty contained in the IGroup

Subscription Agreement or in the Subscription Agreement dated November 10, 2017 between the Company and Great 8 Holdings, LLC; and further notwithstanding anything else contained in this Agreement, the reimbursement, indemnity and contribution obligations of the Company under paragraph (b) above shall (i) be in addition to any liability that the Company may otherwise have, (ii) extend upon the same terms and conditions to the directors, officers, trustees, committee members, employees, stockholders, members, partners, agents and representatives of any Company Indemnified Party, and of each Affiliate of any Company Indemnified Party, (iii) be binding upon and inure to the benefit of any successors or assigns permitted under this Agreement, heirs and personal representatives of any Company Indemnified Party and (iv) be limited to the assets of the Company.

(d) The foregoing provisions of this Section shall survive any termination of this Agreement.

10.2 **Liability of the Members**

Except as otherwise expressly provided in the Act, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and no Member shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a Member. Except as otherwise expressly provided in the Act, the liability of each Member for capital contributions shall be limited to the amount of capital contributions required to be made by such Member in accordance with the provisions of this Agreement, but only when and to the extent the same shall become due pursuant to the provisions of this Agreement. In no event shall any Member enter into any agreement or instrument that would create or purport to create personal liability on the part of any other Member for any debts, obligations or liabilities of the Company without the prior written consent of such other Member.

11. DISSOLUTION, LIQUIDATION AND TRANSFER

11.1 **Dissolution**

The Company shall be dissolved and its affairs shall be wound up upon the bankruptcy or dissolution of any Member, unless within 90 days of such event a majority of the remaining Members determine to continue the business of the Company.

11.2 **Liquidation**

(a) Upon a dissolution pursuant to Section 11.1, the Company's business and assets shall be liquidated in an orderly manner. The Manager shall act as the liquidator to wind up the affairs of the Company pursuant to this Agreement. If there shall be no Manager, the remaining Members may approve one or more liquidators to act as the liquidator in carrying out such liquidation. In performing its duties, the liquidator shall be authorized to sell, distribute, exchange or otherwise dispose of Company assets in accordance with the Act in any reasonable manner that the liquidator shall determine to be in the best interest of the Members.

(b) The proceeds of the liquidation of the Company shall be distributed in the following order and priority:

(i) first, to creditors of the Company that are not Members (or Affiliates of Members) in order of priority as provided by law in payment of unpaid liabilities of the Company to the extent required by law or under agreement with such creditors;

(ii) second, to the setting of any reserves which the liquidator reasonably deems necessary for any anticipated, contingent or unforeseen liabilities or obligations of the Company arising out of or in connection with the conduct of the Company's business, provided that at the expiration of such period the balance thereof shall be distributed in accordance with the balance of this Section 11.2(b);

(iii) third, to any Member (or Affiliate of a Member) for any other loans or debts owing to such Member (or Affiliate) by the Company (including reimbursement of costs or expenses incurred on behalf of the Company in accordance with the terms hereof);

(iv) fourth, the balance, if any, pro rata to each Member in accordance with its Membership Percentage.

11.3 **Time Limitation**

Any liquidating distribution pursuant to this Article 11 (except pursuant to Section 11.2(b)(ii)) shall be made no later than the later of (a) the end of the taxable year during which such liquidation occurs and (b) 90 days after the date of such liquidation.

11.4 **Claims of Members**

The Members shall look solely to the Company's assets for the return of their capital contributions, and if the assets of the Company remaining after payment of or reasonable provision for the payment of all liabilities of the Company are insufficient to return such capital contributions, the Member shall have no recourse against the Company or any other Member.

12. MISCELLANEOUS

12.1 **Amendments**

This Agreement and the Certificate of Formation may be amended, supplemented or otherwise modified only by written consent of the Members.

12.2 **Notices**

All notices or other communications required or permitted to be given hereunder shall be in writing and shall be delivered by hand or sent, postage prepaid, by registered, certified or express mail or reputable overnight courier service and shall be deemed given when so delivered by hand or, if mailed, three days after mailing (one business day in the case of express mail or overnight courier service), at the address for such Person set forth in Exhibit A or at such other address as such Person may hereafter specify.

12.3 **Counterparts**

This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more such counterparts have been signed by each of the parties and delivered to each of the other parties.

12.4 **Severability**

If any provision of this Agreement (or any portion thereof) or the application of any such provision (or any portion thereof) to any Person or circumstance shall be held invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision hereof (or the remaining portion thereof) or the application of such provision to any other Persons or circumstances.

12.5 **No Third-Party Beneficiaries**

Except as provided in Article 10, this Agreement is for the sole benefit of the parties hereto and their permitted assigns and nothing herein expressed or implied shall give or be construed to give to any Person, other than the parties hereto and such assigns, any legal or equitable rights hereunder.

12.6 **Governing Law**

This Agreement and any claims or disputes arising out of or related thereto or to the transactions contemplated thereby or to the inducement of any party to enter therein, whether for breach of contract, tortious conduct, or otherwise and whether predicated on common law, statute or otherwise) shall be governed by and construed in accordance with the laws of the State of Delaware, including all matters of construction, validity and performance, in each case without reference to any conflict of law rules that might lead to the application of the laws of any other jurisdiction.

12.7 **Publicity**

No advertisement, press release or other publicity concerning this Agreement or the transactions contemplated by this Agreement will be made or disseminated without the consent of the Members.

12.8 **WAIVER OF JURY TRIAL**

THE MEMBERS HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVE TRIAL BY JURY IN ANY LEGAL ACTION OR PROCEEDING RELATION TO THIS AGREEMENT AND FOR ANY COUNTERCLAIM THEREIN.

12.9 **Consent to Jurisdiction**

Each Member irrevocably submits to the exclusive jurisdiction of (a) the Supreme Court of the State of New York, New York County, and (b) the United States District Court for the Southern District of New York, for the purposes of any suit, action or other proceeding arising out of this Agreement, or any transaction contemplated hereby or thereby. Each Member agrees to commence any such action, suit or proceeding either in the United States District Court for the Southern District of New York or if such suit, action or other proceeding may not be brought in such court for jurisdictional reasons, in the Supreme Court of the State of New York, New York County. Each Member further agrees that service of any process, summons, notice or document by U.S. registered mail to such party's respective address set forth in Exhibit A shall be effective service of process

for any action, suit or proceeding in New York with respect to any matters to which it has submitted to jurisdiction in this Section 12.9. Each Member irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement, or the transactions contemplated hereby in (i) the Supreme Court of the State of New York, New York County, or (ii) the United States District Court for the Southern District of New York, and hereby and thereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

12.10 **Headings**

The headings contained in this Agreement, in any Exhibit or Schedule hereto and in the table of contents to this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

12.11 **Survival**

The covenants contained in this Agreement which, by their terms, require their performance after the expiration or termination of this Agreement shall be enforceable notwithstanding the expiration or other termination of this Agreement.

12.12 **No Waiver**

The failure of any Member to insist in any one or more instances upon the strict performance of any one or more of the agreements, terms, covenants, conditions or obligations of this Agreement, or to exercise any right, remedy or election herein contained, shall not be construed as a waiver or relinquishment for the future of the performance of any one or more of said obligations of this Agreement or of the right to exercise such election, but the same shall continue in full force and effect with respect to any subsequent breach, act or omission, whether of a similar nature of otherwise.

12.13 **Entire Agreement**

This Agreement, along with the Schedules and Exhibits hereto and thereto, contain the entire agreement and understanding between the parties hereto with respect to the subject matter hereof and supersede all prior agreements and understandings relating to such subject matter. No party shall be liable or bound to any other party in any manner by any representations, warranties or covenants relating to such subject matter except as specifically set forth herein.

12.14 **Further Assurance**

Each party hereto shall execute and deliver all such other and additional instruments and documents and do all such other acts and things as may be necessary more fully to effectuate the terms of this Agreement.

IN WITNESS WHEREOF, the undersigned have duly executed this Agreement as of the date first above written.

FOUNDER

By: ______________________________
Christopher Wynne

GREAT 8 HOLDINGS, LLC

By: ______________________________

Its: ______________________________

IN WITNESS WHEREOF, the undersigned have duly executed this Agreement as of the date first above written.

FOUNDER

By:______________________________
Christopher Wynne

GREAT 8 HOLDINGS, LLC

By:______________________________

Its:______________________________

IGROUP MEMBERS:

By: ______________________________
Christopher Van Riet, Authorized Representative